Exhibit 99.1

PROGRESSIVE WASTE SOLUTIONS LTD. ANNOUNCES ANNUAL GENERAL MEETING DATE
AND PARTICIPATION IN UPCOMING INVESTOR CONFERENCES

TORONTO, ONTARIO – Thursday, February 16, 2012 –Progressive Waste Solutions Ltd.  (NYSE, TSX: BIN) today announced it will hold its annual general meeting of shareholders on Tuesday, May 8, 2012 in Toronto, Ontario, Canada. The record date is close of business on Tuesday, March 13, 2012.

Progressive Waste Solutions also announced its participation in the following upcoming investor conferences, which will be available via live audio webcast:

•
Raymond James 33rd Annual Institutional Investor Conference on Monday, March 5, 2012. Joseph Quarin, vice chairman and chief executive officer, Progressive Waste Solutions, is scheduled to speak at 9:15 a.m. ET

•
Credit Suisse 14th Annual Global Services Conference on Tuesday, March 13, 2012. Joseph Quarin, vice chairman and chief executive officer, Progressive Waste Solutions, is scheduled to speak at 2:00 p.m. ET/11:00 a.m. PT

Webcast information for the conferences is available at www.progressivewaste.com. Presentation slides will be made available on the Investors section of the Progressive Waste Solutions website under Presentations & Events prior to each conference.

About Progressive Waste Solutions Ltd.

Progressive Waste Solutions Ltd. is one of North America's largest full-service, vertically integrated waste management companies, providing non-hazardous solid waste collection and landfill disposal services to commercial, industrial, municipal and residential customers in twelve states and the District of the Columbia in the U.S., and in six Canadian provinces. Its major brands, IESI, BFI Canada and Waste Services, are leaders in their markets. The Company’s shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

Further information:

Chaya Cooperberg
Vice President, Investor Relations and Corporate Communications
Progressive Waste Solutions Ltd.
Tel: (905) 532-7517
Email: chaya.cooperberg@progressivewaste.com
www.progressivewaste.com